As filed with the Securities and Exchange Commission on February 3, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

New York (State or Other Jurisdiction of Incorporation or Organization)	14-0689340 (I.R.S. Employer Identification No.)

1 Neumann Way

Evendale, Ohio 45215

(Address of Principal Executive Offices, Zip Code)

GE Aerospace Retirement Savings Plan

(Full title of the plan)

Brandon Smith

Vice President, Chief Corporate, Securities & Finance Counsel

General Electric Company

1 Neumann Way

Evendale, Ohio 45215

(617) 443-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Registration Statement on Form S-8 (this “Registration Statement”) is filed by General Electric Company (operating as GE Aerospace), a New York corporation (the “Company”), to register (i) an additional 5,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), that may be offered and sold under the GE Aerospace Retirement Savings Plan (formerly known as the GE Retirement Savings Plan) (the “Plan”), and (ii) an indeterminate amount of interests in the Plan, which shares of Common Stock and Plan interests are securities of the same class and relate to the same plan as those shares registered on the Company’s Registration Statements on Form S-8 previously filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2011 (SEC file number 333-177805), February 28, 2014 (SEC file number 333-194243), and July 27, 2018 (SEC file number 333-226398) (the “Prior Registration Statements”).

The Prior Registration Statements, together with all exhibits filed therewith or incorporated therein by reference, are hereby incorporated by reference pursuant to General Instruction E to Form S-8 and the shares of Common Stock registered hereunder with respect to the Plan are in addition to the shares of Common Stock registered on such registration statements.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 6.	Indemnification of Directors and Officers.

Section 721 of the New York Business Corporation Law (the “NYBCL”) provides that, in addition to indemnification provided in Article 7 of the NYBCL, a corporation may indemnify a director or officer by a provision contained in the certificate of incorporation or by-laws or by a duly authorized resolution of its shareholders or directors or by agreement, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action, or that such director or officer personally gained in fact a financial profit or other advantage to which he was not legally entitled.

Section 722(a) of the NYBCL provides that a corporation may indemnify a director or officer made, or threatened to be made, a party to any action other than a derivative action, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

Section 722(c) of the NYBCL provides that a corporation may indemnify a director or officer, made or threatened to be made, a party in a derivative action, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by the director or officer in connection with the defense or settlement of such action or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification will be available under Section 722(c) of the NYBCL in respect of a threatened or pending action which is settled or otherwise disposed of, or any claim as to which such director or officer shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Section 723 of the NYBCL specifies the manner in which payment of indemnification under Section 722 of the NYBCL or indemnification permitted under Section 721 of the NYBCL may be authorized by the corporation. It provides that indemnification may be authorized by the corporation. It provides that indemnification by a corporation is mandatory in any case in which the director or officer has been successful, whether on the merits or otherwise, in defending an action. In the event that the director or officer has not been successful or the action is settled, indemnification must be authorized by the appropriate corporate action as set forth in Section 723.

Section 724 of the NYBCL provides that, upon application by a director or officer, indemnification may be awarded by a court to the extent authorized. Section 722 and Section 723 of the NYBCL contain certain other miscellaneous provisions affecting the indemnification of directors and officers.

Section 726 of the NYBCL authorizes the purchase and maintenance of insurance to indemnify (1) a corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of Article 7 of the NYBCL, (2) directors and officers in instances in which they may be indemnified by the corporation under the provisions of Article 7 of the NYBCL, and (3) directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of Article 7 of the NYBCL, provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the New York State Superintendent of Financial Services, for a retention amount and for co-insurance.

Section 6 of the Restated Certificate of Incorporation, as amended, of the Company provides, in part, as follows:

“A person who is or was a director of the corporation shall have no personal liability to the corporation or its shareholders for damages for any breach of duty in such capacity except that the foregoing shall not eliminate or limit liability where such liability is imposed under the Business Corporation Law of the State of New York.”

Article XI of the By-Laws, as amended, of the Company provides, in part, as follows:

A. The Company shall, to the fullest extent permitted by applicable law as the same exists or may hereafter be in effect, indemnify any person who is or was or has agreed to become a director or officer of the Company (hereinafter, a “director” or “officer”) and who is or was made or threatened to be made a party to or is involved in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, inquiry, investigation, hearing or other proceeding (including any appeal therein), whether civil, criminal, administrative, investigative, legislative or otherwise (hereinafter, a “proceeding”), including an action by or in the right of the Company to procure a judgment in its favor and an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which such person is serving, has served or has agreed to serve in any capacity at the request of the Company, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Company, or, while a director or officer of the Company, is or was serving or has agreed to serve such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against (i) judgments, fines, amounts paid or to be paid in settlement, taxes or penalties, and (ii) costs, charges and expenses, including attorneys fees (hereinafter, “expenses”), incurred in connection with such proceeding, provided, however, that no indemnification shall be provided to any such person if a judgment or other final adjudication adverse to the director or officer and from which there is no further right to appeal establishes that (i) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. Notwithstanding the foregoing, except as provided in Section E with respect to a suit to enforce rights to indemnification or advancement of expenses under this Article XI, the Company shall be required to indemnify a director or officer under this Section A in connection with any suit (or part thereof) initiated by such person only if such suit (or part thereof) was authorized by the Company’s Board of Directors.

B. In addition to the right to indemnification conferred by Section A, a director or officer of the Company shall, to the fullest extent permitted by applicable law as the same exists or may hereafter be in effect, also have the right to be paid by the Company the expenses incurred in defending any proceeding in advance of the final disposition of such proceeding upon delivery to the Company of an undertaking by or on behalf of such person to repay any amounts so advanced if (i) such person is ultimately found, under the procedure set forth in Section C or by a court of competent jurisdiction, not to be entitled to indemnification under this Article XI or otherwise, or (ii) where indemnification is granted, to the extent the expenses so advanced by the Company exceed the indemnification to which such person is entitled.

C. To receive indemnification under Section A, a director or officer of the Company shall submit to the Company a written request, which shall include documentation or information that is necessary to determine the entitlement of such person to indemnification and that is reasonably available to such person Upon receipt by the Company of a written request for indemnification, if required by the New York Business Corporation Law, a determination with respect to the request shall be made (i) by the Company’s Board of Directors, acting by a quorum consisting of directors who are not parties to the proceeding upon a finding that the director or officer has met the applicable standard of conduct set forth in the New York Business Corporation Law, or (ii) if a quorum of such disinterested directors is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by the Company’s Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the director or officer has met the applicable standard of conduct set forth in the New York Business Corporation Law or by the shareholders upon a finding that such person has met such standard of conduct. The determination of entitlement to indemnification shall be made, and such indemnification shall be paid in full, within 90 days after a written request for indemnification has been received by the Company. Upon making a request for indemnification, a director or officer shall be presumed to be entitled to indemnification and the burden of establishing that a director or officer is not entitled to indemnification under this Article XI or otherwise shall be on the Company.

D. To receive an advancement of expenses under Section B, a director or officer shall submit to the Company a written request, which shall reasonably evidence the expenses incurred by such person and shall include the undertaking required by Section B. Expenses shall be paid in full within 30 days after a written request for advancement has been received by the Company.

E. If a claim for indemnification or advancement of expenses is not paid in full by the Company or on its behalf within the time frames specified in Section C or D, as applicable, a director or officer of the Company may at any time thereafter bring suit against the Company in a court of competent jurisdiction to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, such person shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by a director or officer of the Company to enforce a right to indemnification or advancement of expenses under this Article XI, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that such person is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the Company.

F. Notwithstanding any other provision of this Article XI, to the fullest extent permitted by applicable law as the same exists or may hereafter be in effect, a director or officer of the Company shall be entitled to indemnification against all expenses incurred by such person or on such person’s behalf if such person appears as a witness or otherwise incurs legal expenses as a result of or related to such person’s service (i) as a director or officer of the Company, or (ii) while a director or officer of the Company, at any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, which such person is serving, has served or has agreed to serve in any capacity at the request of the Company, in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, inquiry, investigation, hearing or other proceeding to which such person neither is, nor is threatened to be made, a party.

G. The Company may, to the extent authorized from time to time by the Company’s Board of Directors, or by a committee comprised of members of the Company’s Board of Directors or members of management as the Company’s Board of Directors may designate for such purpose, provide indemnification to employees or agents of the Company who are not officers or directors of the Company with such scope and effect as determined by the Company’s Board of Directors, or such committee.

H. The Company may indemnify any person to whom the Company is permitted by applicable law to provide indemnification or the advancement of expenses, whether pursuant to rights granted pursuant to, or provided by, the New York Business Corporation Law or other rights created by (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, it being expressly intended that these By-Laws authorize the creation of other rights in any such manner. The right to be indemnified and to the advancement of expenses authorized by this Section H shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of shareholders or disinterested directors or otherwise.

I. The rights conferred by this Article XI shall be contract rights and shall vest at the time a person agrees to become a director or officer of the Company. Such rights shall continue as to a person who has ceased to be a director or officer of the Company and shall extend to the heirs and legal representatives of such person. Any repeal or modification of the provisions of this Article XI shall not adversely affect any right or protection hereunder of any director or officer in respect of any act or omission occurring prior to the time of such repeal or modification.

J. If any provision of this Article XI is held to be invalid, illegal or unenforceable for any reason whatsoever (i) the validity, legality and enforceability of the remaining provisions of this Article XI (including without limitation, all portions of any section of this Article XI containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Article XI (including, without limitation, all portions of any section of this Article XI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

K. This Article XI may be amended, modified or repealed either by action of the Company’s Board of Directors or by the vote of the shareholders.

The Company has purchased liability insurance for its officers and directors as permitted by Section 726 of the NYBCL.

In addition, the Company has entered into indemnification agreements with each of its directors. Under these indemnification agreements, the Company agrees to indemnify its directors for all expenses related to any action, suit, arbitration, or investigation (among other proceedings, as defined therein) and to advance expenses in advance of such matters’ final disposition. The right to indemnification and advancement is limited to the extent expressly prohibited by law, to the extent the expenses are covered by other sources (such as insurance or another indemnity clause, among others), or in connection with an action, suit or proceeding, or portion thereof, voluntarily initiated by the director, subject to certain exceptions.

Item 8.	Exhibits.

Exhibit No.	Exhibit Description

4.1	The Restated Certificate of Incorporation of General Electric Company (incorporated by reference to Exhibit 3(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013), as amended by the Certificate of Amendment, dated December 2, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed December 3, 2015), as further amended by the Certificate of Amendment, dated January 19, 2016 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed January 20, 2016), as further amended by the Certificate of Change of General Electric Company (incorporated by reference to Exhibit 3(1) to the Company’s Current Report on Form 8-K, filed September 1, 2016), as further amended by the Certificate of Amendment, dated May 13, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed May 13, 2019), as further amended by the Certificate of Change of General Electric Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed December 9, 2019), as further amended by the Certificate of Amendment, dated July 30, 2021 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed July 30, 2021), as further amended by the Certificate of Change of General Electric Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed May 17, 2023), and as further amended by the Certificate of Change of General Electric Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed April 2, 2024) (in each case, under SEC file number 001-00035).

4.2	The By-Laws of General Electric Company, as amended and restated effective April 1, 2024 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed April 2, 2024) (SEC file number 001-00035).

5.1*	Opinion of Gibson, Dunn & Crutcher LLP.

5.2*	IRS determination letter, dated September 5, 2024, relating to the Plan.**

23.1*	Consent of Independent Registered Public Accounting Firm (Deloitte) relating to General Electric Company’s Form 10-K for the fiscal year ended December 31, 2024.

23.2*	Consent of Independent Registered Public Accounting Firm (Deloitte) relating to the Plan’s Form 11-K for the fiscal year ended December 31, 2023.

23.3*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1*	Power of Attorney of the Company

24.2*	Power of Attorney of the Plan.

107.1*	Filing Fee Table.

*Filed herewith.

**The Internal Revenue Service (“IRS”) has notified the Company by a letter dated September 5, 2024, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended and restated since that letter was issued. However, counsel for the Plan has no reason to believe that those changes have adversely affected the validity of the determination letter.

SIGNATURES

The Company. Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 3rd day of February, 2025.

GENERAL ELECTRIC COMPANY

By:	/s/ Brandon Smith
Name:	Brandon Smith
Title:	Vice President, Chief Corporate, Securities & Finance Counsel

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date
*H. Lawrence Culp, Jr.	Chief Executive Officer and Chairman (Principal Executive Officer)	February 3, 2025

*Rahul Ghai	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	February 3, 2025

*Robert Giglietti	Vice President, Chief Accounting Officer, Controller and Treasurer (Principal Accounting Officer)	February 3, 2025

*Stephen Angel	Director	February 3, 2025

*Sébastien Bazin	Director	February 3, 2025

*Margaret Billson	Director	February 3, 2025

*Thomas Enders	Director	February 3, 2025

*Edward Garden	Director	February 3, 2025

*Isabella Goren	Director	February 3, 2025

*Thomas Horton	Director	February 3, 2025

*Catherine Lesjak	Director	February 3, 2025

*Darren McDew	Director	February 3, 2025

*By:	/s/ Brandon Smith
Brandon Smith
Attorney-in-Fact

The Plan. Pursuant to the requirements of the Securities Act, the trustees (or other persons who administer the Plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 3rd day of February, 2025.

GE AEROSPACE RETIREMENT SAVINGS PLAN

By:	/s/ Brandon Smith
Name:	Brandon Smith
Title:	Attorney-in-Fact